As Filed with the U.S. Securities and Exchange Commission on March 21, 2016

File No. 812-14564

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of

The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.

Hartford Funds Management Company, LLC

HIMCO Variable Insurance Trust

and

Hartford Investment Management Company

AMENDMENT NO. 1 TO THE APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) OF SUCH ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

March 21, 2016

Please direct all written or oral communications regarding this Application to:

Edward P. Macdonald	Brenda J. Page
Hartford Funds Management Company, LLC	Hartford Investment Management Company
5 Radnor Corporate Center, Suite 300	One Hartford Plaza
100 Matsonford Road, Radnor, PA 19087	Hartford, CT 06155

with a copy to:

John V. O’Hanlon, Esq.
Dechert LLP
One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

Telephone: (617) 728-7111

Facsimile: (617) 426-6567

john.ohanlon@dechert.com

This Application (including exhibits) consists of 52 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

The Hartford Mutual Funds, Inc.	)

The Hartford Mutual Funds II, Inc.	)

Hartford Series Fund, Inc.	)

Hartford HLS Series Fund II, Inc.	)	AMENDMENT NO. 1 TO THE

Hartford Funds Management Company, LLC	)	APPLICATION PURSUANT TO

5 Radnor Corporate Center,	)	SECTION 6(c) OF THE

100 Matsonford Road, Suite 300)		INVESTMENT COMPANY ACT

Radnor, PA 19087)		OF 1940, AS AMENDED, AN

	)	ORDER OF EXEMPTION FROM

	)	SECTION 15(a) OF SUCH ACT

	)	AND RULE 18f-2 THEREUNDER

HIMCO Variable Insurance Trust	)	AND FROM CERTAIN

Hartford Investment Management Company	)	DISCLOSURE REQUIREMENTS

One Hartford Plaza,	)	UNDER VARIOUS RULES

Hartford, CT 06155)		AND FORMS

)

Investment Company Act of 1940)

)

File No. 812-14564)

I.                                        INTRODUCTION

The Hartford Mutual Funds, Inc. (“HMF”), The Hartford Mutual Funds II, Inc. (“HMF II”), Hartford Series Fund, Inc. (“HSF”) and Hartford HLS Series Fund II, Inc. (“HSF II”)  (each, a “Company” and collectively, the “Hartford Companies”) and HIMCO Variable Insurance Trust (“HVIT”)  (also, a “Company” and together with the Hartford Companies, the “Companies”), each a registered open-end management investment company that offers or will offer one or more series of shares (each, a “Series” and collectively, the “Series”)(1), on its own behalf and on behalf of each existing Series, as well as future Series of the Companies, and Hartford Funds Management Company, LLC (“HFMC”) and Hartford Investment Management Company (“HIMCO”) (each, an “Adviser” and together with the Companies, “Applicants”),(2) the investment advisers to the Hartford Companies and HVIT, respectively, hereby submit this application (“Application”) to the Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit each Adviser, subject to the approval of the applicable board of trustees or directors of a Company (each a “Board” and collectively, the “Boards”),(3) including a majority of those trustees or directors who are not “interested persons” of the Company, of a Series or of the Adviser, as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”) without obtaining shareholder approval, to: (i) select certain wholly-owned (as defined below) and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and, collectively, “Sub-Advisers”) to manage all or a portion of the assets of one or more of the Series and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-

(1)                                 The term “Series” as used herein also includes any future trust, corporation or fund that does not offer multiple series.

(2)                                 The term “Adviser” includes (i) HFMC or HIMCO or their successors and (ii) any entity controlling, controlled by, or under common control with HFMC or HIMCO or their successors.  For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

(3)                                 The term “Board” also includes the board of trustees or directors of a future Series.  Each of the Hartford Companies has a Board of directors consisting of the same members.  HVIT has a separate Board of trustees comprised of members distinct from those of the Hartford Companies.

Advisory Agreement” and, collectively, “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As used herein, under the requested order, the relief may be relied upon with respect to a Sub-Adviser for a Series that is: (i) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, or (ii) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the entity that, indirectly or directly, wholly owns the Adviser (each of (i) and (ii) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (iii) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the applicable Series, the Company, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Series (each, a “Non-Affiliated Sub-Adviser” and, collectively, “Non-Affiliated Sub-Advisers”).(4)

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (“Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment

(4)                                 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

company or series thereof that: (i) is advised by an Adviser; (ii) uses the manager of managers structure described in this Application (“Manager of Managers Structure”); and (iii) complies with the terms and conditions set forth herein (each, a “Sub-Advised Series”).  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants and are included in Schedule 1 hereto.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.(5)

Applicants are seeking this exemption primarily to enable the Adviser and the Board to (i) obtain for each Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Series, and (ii) make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Series shareholders to approve the Sub-Advisory Agreements.  Under this Manager of Managers Structure, the Adviser, in its capacity as investment adviser, will evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Independent Directors, would on behalf of each Sub-Advised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers.  Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-

(5)                                 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Sub-Advised Series, of the Company, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series (“Affiliated Sub-Adviser”).

Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to herein as “Ineligible Sub-Adviser Changes”).

Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants currently may rely on a prior order that granted similar relief with respect to Non-Affiliated Sub-Advisers and from certain disclosure requirements (the “Existing Order”).(6)  Because the Existing Order did not contemplate the use of Wholly-Owned Sub-Advisers, the Applicants are now seeking this exemption with respect to Wholly-Owned Sub-Advisers, in addition to Non-Affiliated Sub-Advisers.  The relief granted pursuant to the Application would supersede the Existing Order.

II.                                   BACKGROUND

A.                                    THE COMPANIES

Each Hartford Company is an open-end management investment company, organized as a Maryland corporation and registered under the 1940 Act, the Series of which constitute the Hartford family of mutual funds (“Hartford Series”).  Currently, HMF is comprised of forty-four separate registered funds.  HMF II is currently comprised of four separate registered funds.  HSF is currently comprised of fifteen separate registered funds.  HSF II is currently comprised of four separate registered funds.  HVIT is an open-end, management investment company, organized as a Delaware statutory trust and registered under the 1940 Act.  HVIT is currently comprised of twenty-seven separate registered funds (“HVIT Series”).  Shares of HSF, HSF II and HVIT are offered and sold through insurance company separate accounts, which are used to fund variable annuity contracts, and to certain qualified retirement plans.(7)

(6)                                 See In the Matter of Fortis Series Fund, Inc. and Fortis Advisers, Inc., Investment Company Act Release No. IC-24158 (Nov. 23, 1999).  On April 2, 2001, The Hartford Life and Accident Insurance Company, an indirect wholly-owned subsidiary of The Hartford Financial Services Group, Inc., purchased Fortis Advisers, Inc., which was re-named Hartford Administrative Services Company (“HASCO”).  HFMC and HIMCO are under common control with HASCO.

(7)                                 Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners and insurance companies.  Therefore, the term “shareholder” as used in this Application shall refer to insurance companies and variable contract owners entitled to give voting instructions with respect to a Series.  Pursuant to current Commission requirements and Commission Staff interpretations, insurance companies vote Series shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees.  In addition, Series shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company.  The term “payee” as used in this Application shall refer to an individual entitled to the receipt of payment under a variable annuity contract.

Each Series offers shares with its own distinct investment objective, strategies, policies and restrictions. Each Hartford Series is currently managed by HFMC, and for certain Hartford Series, by one or more Sub-Advisers.  Each HVIT Series is currently managed by HIMCO, and for certain HVIT Series, by one or more Sub-Advisers.

Each of the Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are or will be offered pursuant to a registration statement filed on Form N-1A.

B.                                    THE ADVISERS

HFMC and HIMCO are registered with the Commission as investment advisers under the Investment Advisers Act of 1940 (“Advisers Act”).  HFMC serves as investment adviser to each Hartford Series pursuant to an investment advisory agreement with each Hartford Company, on behalf of its respective Hartford Series, and HIMCO serves as investment adviser to each HVIT Series pursuant to an investment advisory agreement with HVIT (each, an “Investment Advisory Agreement”).  Each future investment advisory agreement between an Adviser and a Series is also included in the term “Investment Advisory Agreement.”  Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Advisory Agreements.  HFMC’s business address is 5 Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, PA 19087.  HIMCO’s business address is One Hartford Plaza, Hartford, CT, 06155.  Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Pursuant to the terms of an Investment Advisory Agreement, and subject to the supervision and oversight of the Board and in conformity with the stated policies of the Company and relevant Series, HFMC or HIMCO, as applicable: (i) will have overall supervisory responsibility for the general management and investment of each Series’ assets; (ii) will provide a program of continuous investment management for each Series in accordance with each Series’ investment objective, strategies, policies, and restrictions as stated in each Series’ prospectus and statement of additional information (“SAI”); and (iii) may make recommendations for the selection and retention of Sub-Advisers who will exercise investment discretion with respect to the Series.

The Adviser will periodically review each Series’ investment objective, strategies and policies and, based on the needs of a particular Series, may recommend changes to the investment objective, strategies and policies of the Series for consideration by its Board.  Consistent with the terms of the Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Directors, and the shareholders of the applicable Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of an applicable Series to a Sub-Adviser.  With respect to each such Series, the Adviser’s responsibilities include: (i) recommending the selection, retention, removal, or replacement of Sub-Advisers, (ii) determining the portion of the Series’ assets to be managed by any given Sub-Adviser, and (iii) reallocating those assets as necessary, from time to time, among the Adviser and/or the Sub-Advisers retained for management of the assets of the Series.  In addition, the Adviser will monitor and review each Sub-Adviser and its performance and compliance with that Series’ investment objective, strategies, policies, and restrictions.  If the name of any Sub-Advised Series contains the name of the sub-adviser, the name of the Adviser that serves as the primary adviser to that Series, or a trademark or trade name that is owned by that Adviser, will precede the name of the sub-adviser.

For its services to each Series under the Investment Advisory Agreement, the Adviser will receive an investment advisory fee from that Series.  The Adviser will be solely responsible for compensating each Sub-Adviser from the advisory fees that it receives from the applicable

Series.(8)  The fee paid to the Sub-Adviser will result from the negotiations between the Adviser and the particular Sub-Adviser and will be approved by the Board, including a majority of the Independent Directors.

C.                                    THE SUB-ADVISERS

Pursuant to the authority under the Investment Advisory Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisors on behalf of the Series.

The Sub-Advisers will be “investment advisers” to the Sub-Advised Series within the meaning of section (2)(a)(20) of the 1940 Act and will provide investment management services to the Series subject to, without limitation, the requirements of section 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration.  The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board.  The Adviser may employ multiple Sub-Advisers for one or more of the Series.  In those instances, the Adviser would allocate and, as appropriate, reallocate a Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Series allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to each Sub-Adviser, and make recommendations to the Board as needed.  The specific day-to-day investment decisions for each applicable Series or a portion of a Series’ assets will be made by that Series’ Sub-Adviser(s), which will have discretionary authority to invest the assets or a portion of the assets of that Series subject to the general supervision of the Adviser and the Board.  The Sub-Advisers will keep certain records required by the 1940 Act

(8)                                 Series may directly pay Sub-Advisory fees to Sub-Advisers, in which case the compensation the Adviser receives from the Series shall be reduced by amounts paid directly to the Sub-Adviser by the Series.  Furthermore, any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

and the Advisers Act to be maintained on behalf of the relevant Series, and will assist the Adviser in maintaining the Series’ compliance with the relevant requirements of the 1940 Act.  The Sub-Advisers will monitor the respective Series’ investments and provide periodic reports to the Board and the Adviser.  The Sub-Advisers will also make their officers and employees available to the Adviser and the applicable Board to review the investment performance and investment policies of the relevant Series.

Sub-Advisers recommended to the Board will be initially approved by the Board, including a majority of the Independent Directors.  Each Sub-Advisory Agreement will be initially approved by the shareholders (where required) and Board of each applicable Series, including a majority of the Independent Directors, at the time and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement will (i) precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Series, (ii) set forth the duties of the Sub-Advisers and (iii) provide that the Sub-Advisory Agreement will continue in effect for more than two years from the date of its initial approval only so long as such continuance is specifically approved at least annually by (a) the vote of a majority of the members of the Board or (b) a vote of a “majority” (as defined in the 1940 Act) of the Series’ outstanding voting securities, provided that in either event the continuance is also approved by a majority of the Independent Directors at an in-person meeting called for the purpose of voting on such approval.

Moreover, each Sub-Advisory Agreement will state that it may be terminated at any time, without the payment of any penalty, by the Board or by a vote of a “majority” (as defined in the 1940 Act) of the shares of the affected Series on not more than sixty days’ written notice to the Sub-Adviser.  Likewise, the Adviser may terminate the Sub-Advisory Agreement without the payment of any penalty at any time on not more than sixty days’ written notice to the Sub-Adviser.  Additionally, each Sub-Advisory Agreement will provide for automatic termination of the agreement in the event of its “assignment,” as that term is defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

After an initial two-year period, the terms of the Sub-Advisory Agreements will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Directors in accordance with Section 15(c) of the 1940 Act.  The Board will dedicate substantial time to review contract matters, including matters relating to the Investment Advisory Agreement and Sub-Advisory Agreements.  The Board will review comprehensive materials received from the Adviser, independent third parties and independent counsel.  The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Pursuant to this process, the Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements.  Each Series will disclose in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Advisory Agreement and any applicable Sub-Advisory Agreements is available in the Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information to be provided to the Board will be maintained as part of the records of the respective Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, for their services under their respective Sub-Advisory Agreements, each Sub-Adviser will receive compensation from the Adviser out of its advisory fee (“Sub-Advisory fees”).  Furthermore, each Sub-Adviser, at its discretion, may voluntarily waive all or a portion of its respective Sub-Advisory fee.  Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Series.  In the future, a Series may directly pay Sub-Advisory fees to Sub-Advisers, in which case the compensation the Adviser receives from the Series shall be reduced by amounts paid directly to the Sub-Adviser by the Series.  Because some Series may pay Sub-Advisers directly in the future, any amendment to a Sub-Advisory Agreement that would increase the total management and advisory fees payable by a Series would require shareholder approval after the requested order is issued.

Under the Manager of Managers Structure, the Adviser will continuously supervise and monitor each Sub-Adviser’s performance and will periodically recommend to the Board those Sub-Advisers that should be retained or terminated.  The Adviser periodically will gather and analyze certain performance information regarding the applicable Series.  If a Series under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Series or its Sub-Adviser (such as a departure from the Series’ disclosed investment style, a change in management of the Sub-Adviser or concerns about its compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-Adviser to meet the Series’ investment objective.  The Adviser will analyze and monitor possible replacement Sub-Advisers for the Series so that any transition can be recommended to the Board and, if approved, be effected on a timely basis.

III.                              EXEMPTION REQUESTED

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board, including a majority of the Independent Directors, to, without obtaining shareholder approval: (i) select certain wholly-owned and non-affiliated Sub-Advisers to manage all or a portion of the assets of one or more of the Series and enter into Sub-Advisory Agreements; and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As noted above, Applicants are not requesting relief for Ineligible Sub-Adviser Changes and will seek shareholder approval in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (“Exchange Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Upon issuance of the order, the prospectus of any Sub-Advised Series that has received, or receives subsequent to the issuance of the order, shareholder approval of the Manager of

Managers Structure under condition (1) set forth below,(9) will at all times include after such approval the disclosures provided for in condition (2) set forth below.

IV.                               APPLICABLE LAW AND DISCUSSION

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Applicants believe that the requested relief described in this Application meets this standard.

A.                                    SHAREHOLDER VOTE

1.                                      Applicable Law and Regulatory Background

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(a) under the 1940 Act provides, in relevant part, that:

Any matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding securities of each class or series of stock affected by such matter.

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with

(9)         Certain Series of the Companies are currently operated using the Manager of Managers Structure in reliance on the Existing Order.  Shareholders of any existing Series that relies on the Existing Order and the initial shareholder of any future Series launched prior to the date the requested order is granted will not be asked to approve the continued operation of the Series using the Manager of Managers Structure in connection with this Application and may rely on the applicable part of the order requested in this Application (i.e., hiring Non-Affiliated Sub-Advisers and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisers).  Each future Series will be required to obtain initial shareholder approval before relying on the order requested in this Application.  Any Series will be required to obtain shareholder approval before relying on the order requested in this Application with respect to Wholly-Owned Sub-Advisers.

respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

The Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements with the Sub-Advisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the applicable Board to hire new Sub-Advisers to manage the assets of a Series.  These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.(10)  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.(11)

Therefore, without the relief requested, the Series: (i) would be prohibited from promptly entering into a new Sub-Advisory Agreement or materially amending an existing contract with a Sub-Adviser; and (ii) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control”, unless the Adviser

(10)                          See Section 15(a)(3) of the 1940 Act.

(11)                          See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

and the particular Series involved were to incur the costs of convening a special meeting of Series’ shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  Applicants acknowledge that there is a question as to whether they may rely on the safe harbor afforded by Rule 2a-6 under the 1940 Act for making changes in Sub-Advisers that are Wholly-Owned Sub-Advisers without first obtaining shareholder approval.  Any Sub-Adviser that is a Wholly-Owned Sub-Adviser may run its own day-to-day affairs and have its own investment personnel.  Accordingly, it may be asserted that changes in a Wholly-Owned Sub-Adviser for a Series or material changes to a Sub-Advisory Agreement with a Wholly-Owned Sub-Adviser could be regarded as a change in “management” and, thus, could be considered an “assignment” within the meaning of Sections 2(a)(4) and 15(a)(4) of the 1940 Act, so as to preclude reliance on Rule 2a-6.

For the reasons discussed herein and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder.

2.                                      Discussion

Applicants seek relief to permit each Series and/or the Adviser to enter into and materially amend Sub-Advisory Agreements with the Non-Affiliated and Wholly-Owned Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Directors, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because: (i) the Adviser will operate each Series, or may operate a Series, in a manner that is different from that of conventional investment companies; (ii) the relief will benefit shareholders by enabling each Series to operate in a less costly and more efficient manner; and (iii) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)                                 Operations of the Company and Applicable Series

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring shareholder approval of investment advisory contracts, including sub-advisory contracts.(12)  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.(13)  As discussed in more detail below, the relief sought in this Application is consistent with this public policy.

The investment advisory arrangements for each applicable Series will be different than those of traditional investment companies.  In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively, in the case of a Series utilizing a Manager of Managers Structure, the Adviser does not normally make the day-to-day investment decisions for the Series.  Instead, the Adviser establishes an investment program for each such Series and selects, supervises and evaluates the Sub-Advisers who ultimately are responsible for the day-to-day investment decisions for each such Series.  This is a service that the Adviser believes provides value to each Series’ shareholders because the Adviser is able to select those Sub-Advisers suited to manage a particular Series in light of the Series’ strategies and the market sectors in which the Series invests.  Although the use of Wholly-Owned Sub-Advisers was not contemplated at the time the Existing Order was obtained, the Applicants believe that the strategy represents the evolution of investing that was described in the application.

(12)                          See Section 1(b)(6) of the 1940 Act.

(13)                          Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d. Sess. 253 (1940) (statement of David Schenker).

Primary responsibility for management of the assets of a Series utilizing a Manager of Managers Structure, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers.  The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers.  The Adviser will not normally make day-to-day investment decisions for an applicable Series.(14)

From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Series’ investment objectives, strategies, policies, and restrictions and have no broad supervisory, management or administrative responsibilities with respect to the Series.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about an applicable Series’ management or investment performance, and that shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers that are suited to achieve the Series’ investment objective.  Shareholders also rely on the Adviser for the overall management of a Series and the Series’ total investment performance.

Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser compensates each Sub-Adviser out of the investment management fee or from other Adviser assets.  Under a traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation.  There is no compelling policy reason why the Series’ shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Series when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

(14)                          Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of an applicable Series.

Primary responsibility for management of a Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  The Investment Advisory Agreement remains fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders.

Moreover, as discussed below, the Board will consider the Investment Advisory Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Series, as applicable, to each Sub-Adviser.

In evaluating the services that a Sub-Adviser will provide to a Series as a part of the Adviser’s selection and evaluation process, the Adviser considers certain information, including, but not limited to, the following:

(1)                                 the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, strategies, policies, and restrictions of the Series;

(2)                                 a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Series, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)                                 reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)                                 reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) conduct an interview of the Sub-Adviser and its staff.

In addition, the Adviser and the Board will consider the reasonableness of each Sub-Adviser’s compensation with respect to each Series for which the Sub-Adviser will provide portfolio management services.  The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Series.  Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)                                 a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)                                 comparisons of the proposed fees to be paid by each applicable Series with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3)                                 data with respect to the projected expense ratios of each applicable Series and comparisons with other mutual funds of comparable size.

In addition, the Board will comply with the requirements of Section 15(c) of the 1940 Act regarding Board actions before entering into, renewing or materially amending the Investment Advisory Agreement or any of the Sub-Advisory Agreements.  The Board will request, and the Adviser and Sub-Advisers will provide, both as required by Section 15(c) of the 1940 Act, such information as is reasonably necessary to evaluate the Investment Advisory Agreement and Sub-Advisory Agreements in connection with the annual renewal of these agreements.  In reaching a determination whether to renew the Investment Advisory Agreement or Sub-Advisory Agreements, the Board will take into account information furnished to them throughout the year, as well as information prepared specifically in connection with their review of the agreements.  The Board will be advised by independent counsel in this process.

(b)                                 Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application.  The Applicants also believe that no economic incentive exists for the Adviser to select a Non-Affiliated or Wholly-Owned Sub-Adviser to manage all or a portion of the assets of a Series.  As noted above, no applicable Series would be responsible for compensating a Sub-Adviser.(15)  The Adviser will receive advisory fees pursuant to the Investment Advisory Agreement, which will be approved by the Board, including a majority of the Independent Directors, and the shareholders of the relevant Series.  Any Sub-Adviser will receive a Sub-Advisory fee pursuant to the applicable Sub-Advisory Agreement, which has been approved by the Board, including a majority of the Independent Directors.  Furthermore, any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

Even if the Adviser had an economic incentive, the Adviser would not be able to act to the detriment of the shareholders of the Series because of the conditions set forth in this Application.  Applicants believe that conditions 6, 7, 9, 10, and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  A majority of the entire Board will continue to be comprised of Independent Directors, and the Independent Directors will have independent counsel.  For any Sub-Advised Series that uses a sub-adviser that is an “affiliated person” (as that term is defined in the 1940 Act) of the Adviser, including, but not limited to, a Wholly-Owned Sub-Adviser, condition 10 requires the Board to make a separate finding, reflected in the applicable Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Series is in the best interests of the Series and its shareholders and does not involve a conflict of interest from which the Adviser or Sub-Adviser derives an inappropriate advantage.  A new Sub-Adviser would also need to be approved by a majority of the Independent Directors who are subject to limits on their ability to have a financial interest in that Sub-Advisor.  If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-

(15)                          In the future, Series may directly pay Sub-Advisory fees to Sub-Advisers, in which case the compensation the Adviser receives from the Series shall be reduced by amounts paid directly to the Sub-Adviser by the Series.  Any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

Advised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Directors, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Series would remain subject to the annual review by the Board.  Each Sub-Advisory Agreement, and the fees paid to each Sub-Adviser thereunder, would also remain subject to the annual review by the applicable Board, including a majority of the Independent Directors.

(c)                                  Benefits to Shareholders

In the absence of exemptive relief, when a new Sub-Adviser is proposed for retention by a Series, shareholders of that Series would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.(16)  Similarly, if an existing Sub-Advisory Agreement with a Sub-Adviser were to be amended in any material respect, the shareholders of the affected Series would be required to approve the change.(17)  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Series would be required to approve retaining the existing Sub-Adviser.  In all these instances, the need for shareholder approval would require the affected Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Series and its shareholders.  Moreover, a Company is not required to hold an annual shareholder meeting.

As noted above, shareholders investing in a Series that has Sub-Advisers are effectively hiring the Adviser to manage the applicable Series’ assets by overseeing, monitoring and evaluating the Sub-Advisers rather than by the Adviser hiring its own employees to oversee the Series.  Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Series are paying the Adviser — the selection, supervision and evaluation of

(16)                          There are limited exceptions for the Series to appoint Wholly-Owned Sub-Advisers and amend existing agreements with such Sub-Advisers.  See, e.g., Wells Fargo Bank, N.A., SEC No-Action Letter (Mar. 31, 1998).

(17)                          See id.

the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Series’ shareholders and allows the Series to operate more efficiently.

Without the delay and cost inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), each applicable Series would be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Directors, and the Adviser believes that a change would benefit a Series and its shareholders.  Without the requested relief, a Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage the Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Company, and the Series — the affected Series may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers.  The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Series.

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Moreover, the Board will consider the Investment Advisory Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Series, as applicable, to each Sub-Adviser.

(d)                                 Shareholder Notification

If the relief requested is granted, shareholders of a Series will receive adequate information about the Sub-Advisers.  With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and SAI for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Series.  If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the affected Sub-Advised Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act, as amended.

In addition, if a new Sub-Adviser is hired, the Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;(18) and (b) the Sub-Advised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days thereafter.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

Prior to any Series relying on the requested relief in this Application, the Board, including the Independent Directors, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Series will approve its operations as described herein by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act).  In the case of any new Series that has not yet publicly offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief described herein is being sought or has been obtained from the Commission, only the approval of the initial shareholder will be obtained.

(18)                          A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an Information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined herein).  Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

If the requested relief is granted, the prospectus of each Sub-Advised Series entitled to rely on the relief will disclose (i) the existence, substance and effect of the Commission’s order, (ii) that the Adviser is the primary provider of investment advisory services to the Sub-Advised Series, (iii) that the Adviser may hire or change Sub-Advisers for the Sub-Advised Series, as appropriate, pursuant to a Manager of Managers Structure, and (iv) that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement.

B.                                    DISCLOSURE OF SUB-ADVISERS’ FEES

1.                                      Applicable Law

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).  Together, these provisions may require an applicable Series to disclose the fees paid to a Sub-Adviser in connection with a request for shareholder approval with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Sub-Advised Series’ financial statements to disclose information concerning fees paid to the Sub-Advisers.

2.                                      Requested Relief

For the reasons and subject to the conditions below, Applicants seek, to the extent described herein, to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of a Sub-Advised Series’ net assets) (i) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers, (ii) the aggregate fees paid to Non-Affiliated Sub-Advisers, and (iii) the fee paid to each Affiliated Sub-Adviser (collectively, “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Sub-Adviser that may be required to be disclosed pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the applicable Sub-Advised Series’ net assets.

3.                                      Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Adviser intends to operate the applicable Sub-Advised Series using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; and (ii) the relief would benefit shareholders by enabling each applicable Sub-Advised Series to operate in a more efficient manner.

As noted above, the Adviser intends to operate the applicable Sub-Advised Series in a manner different from a traditional investment company.  By investing in a Sub-Advised Series utilizing a Manager of Managers Structure, shareholders are hiring the Adviser to manage the Sub-Advised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Sub-Advised Series among Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement.  In return, the Adviser receives an advisory fee from each Sub-Advised Series.  Pursuant to the relevant Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser or the Sub-Advised Series may compensate the Sub-Adviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of Sub-Advisory fees it has paid to the Sub-Adviser.(19)  Disclosure of the individual fees that the Adviser or Sub-Advised Series would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate each Sub-Adviser.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser, or the Aggregate Fee Disclosure, in the case of a Sub-Advised Series that directly compensates a Sub-Adviser, will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series’ fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies.

Indeed requiring a Sub-Advised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that

(19)                          Any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

investment Adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Sub-Advised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of a Sub-Advised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment Adviser) would be informed of the particular investment Adviser’s portfolio managers’ salaries.(20)

The requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its Sub-Advisory fee below that amount.  The relief will also encourage Sub-Advisers to negotiate lower Sub-Advisory fees with the Adviser if the lower fees are not required to be made public.

C.                                    PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms herein,

(20)                          The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted.  See Investment Company Act Release No. 26533 (Aug. 23, 2004).  Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.”  Applicants state that with respect to each applicable Sub-Advised Series, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each applicable Sub-Advised Series, the SAI will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

have been granted previously by the Commission.  See, e.g., Context Capital Advisers, LLC and Context Capital Funds, Investment Company Act Release Nos. 31408 (January 6, 2015) (notice) and 31445 (February 3, 2015) (order); The MainStay Funds, et al., Investment Company Act Release Nos. 31596 (May 11, 2015) (order) and 31663 (June 8, 2015) (notice); Eagle Capital Appreciation Fund, et al., Investment Company Act Release Nos. 31239 (September 3, 2014) (notice) and 31269 (order); Principal Funds, Inc., et al., Investment Company Act Release Nos. 31203 (August 11, 2014) (notice) and 31244 (September 8, 2014) (order); Wells Fargo Trust, et al., Investment Company Act Rel. Nos. 30830 (December 13, 2013) (notice) and 30853 (January 8, 2014) (order); Forethought Variable Insurance Trust, et al., Investment Company Release Nos. 30716 (September 25, 2013) (notice) and 30750 (October 22, 2013) (order); and Franklin Templeton International Trust, et al., Investment Company Act Release Nos. 30679 (Aug. 27, 2013) (notice) and 30698 (Sept. 24, 2013) (order).

For the reasons set forth above, the Applicants believe that the relief sought with respect to Wholly-Owned Sub-Advisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Adviser would not be able to act to the detriment of the shareholders of the Sub-Advised Series because of the conditions set forth in this Application.

V.                                    CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)                                 Before a Sub-Advised Series may rely on the order requested in this Application, the operation of the Sub-Advised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be approved by a majority of the Sub-Advised Series’ outstanding voting securities (or if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account), as defined in the 1940 Act, or, in the case of a Sub-Advised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering the Sub-Advised Series’ shares to the public (or the variable contract owners through a separate account).(21)

(2)                                 The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application.  Each Sub-Advised Series will hold itself out to the public as employing the Manager of Managers Structure.  Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

(3)                                 The Adviser will provide general management services to each Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets, and, subject to review and approval by the applicable Board, the Adviser will: (a) set the Sub-Advised Series’ overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a portion of the Sub-Advised Series’ assets; and (c) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Sub-Advised Series’ investment objectives, policies and restrictions.  Subject to review by the applicable Board, the Adviser will (a) when appropriate, allocate and reallocate the Sub-Advised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

(4)                                 A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series (or if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account).

(5)                                 A Sub-Advised Series will inform shareholders (or, if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Notice and Access Procedures.

(6)                                 At all times, at least a majority of the applicable Board will be Independent Directors, and the selection and nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

(21)                          As noted above, certain series of the Companies are currently operated using the Manager of Managers Structure in reliance on the Existing Order.  Shareholders of any existing Series that relies on the Existing Order and the initial shareholder of any future Series launched prior to the date the requested order is granted will not be asked to approve the continued operation of the Funds using the Manager of Managers Structure in connection with this Application and may rely on the applicable part of the order requested in this Application (i.e., hiring Non-Affiliated Sub-Advisers and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisers). Each future Series will be required to obtain initial shareholder approval before relying on the order requested in this Application.  Any Series will be required to obtain shareholder approval before relying on the order requested in this Application with respect to Wholly-Owned Sub-Advisers.

(7)                                 Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will continue to be engaged to represent the Independent Directors.  The selection of such counsel will be within the discretion of the then-existing Independent Directors.

(8)                                 The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis.  The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

(9)                                 Whenever a sub-adviser is hired or terminated, the Adviser will provide the applicable Board with information showing the expected impact on the profitability of the Adviser.

(10)                          Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the applicable Board, including a majority of the Independent Directors, will make a separate finding, reflected in the Company’s Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

(11)                          No director, trustee, or officer of the Company or any partner, director, manager or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

(12)                          Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

(13)                          In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14)                          Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Series’ existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Series will be submitted to the Sub-Advised Series’ shareholders for approval.

V.                                    PROCEDURAL MATTERS

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application on behalf of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The

Board or governing body, as the case may be, of each Applicant has adopted a resolution that authorizes the filing of this Application.  Copies of the authorizations required by Rule 0-2(c) under the 1940 Act are attached as Exhibit A.  The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants further state that:

(a)                                 The addresses of the Applicants are:

Hartford Funds Management Company, LLC

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, PA 19087

Hartford Investment Management Company

One Hartford Plaza

Hartford, CT 06155

(b)                                 Any questions regarding this Application should be directed to:

Edward P. Macdonald

Hartford Funds Management Company, LLC

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, PA 19087

Brenda J. Page

Hartford Investment Management Company

One Hartford Plaza

Hartford, CT 06155

with a copy to:

John V. O’Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

Phone: 617-728-7111

Fax: 617-426-6567

VI.                               CONCLUSION

For reasons set forth above, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an order pursuant to Section 6(c) of the 1940 Act granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.  Applicants submit that the requested exemption is in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Respectfully submitted,

THE HARTFORD MUTUAL FUNDS, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

THE HARTFORD MUTUAL FUNDS II, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

HARTFORD SERIES FUND, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

HARTFORD HLS SERIES FUND II, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Executive Vice President and Deputy General Counsel

HIMCO VARIABLE INSURANCE TRUST

By:	/s/ Brenda J. Page
Name:	Brenda J. Page
Title:	Secretary and Chief Legal Officer

HARTFORD INVESTMENT MANAGEMENT COMPANY

By:	/s/ Brenda J. Page
Name:	Brenda J. Page
Title:	Secretary and Chief Legal Officer

SCHEDULE 1

The Hartford Mutual Funds, Inc.

The Hartford Balanced Fund

The Hartford Balanced Income Fund

The Hartford Capital Appreciation Fund

The Hartford Checks and Balances Fund

The Hartford Conservative Allocation Fund

Hartford Core Equity Fund

The Hartford Dividend and Growth Fund

Hartford Duration-Hedged Strategic Income Fund

Hartford Emerging Markets Equity Fund

The Hartford Emerging Markets Local Debt Fund

Hartford Environmental Opportunities Fund

The Hartford Equity Income Fund

The Hartford Floating Rate Fund

The Hartford Floating Rate High Income Fund

The Hartford Global All-Asset Fund

The Hartford Global Alpha Fund

Hartford Global Capital Appreciation Fund

Hartford Global Equity Income Fund

The Hartford Global Real Asset Fund

The Hartford Growth Allocation Fund

The Hartford Healthcare Fund

The Hartford High Yield Fund

The Hartford Inflation Plus Fund

Hartford International Equity Fund

The Hartford International Growth Fund

The Hartford International Opportunities Fund

The Hartford International Small Company Fund

The Hartford International Value Fund

Hartford Long/Short Global Equity Fund

The Hartford MidCap Fund

The Hartford MidCap Value Fund

Hartford Moderate Allocation Fund

Hartford Multi-Asset Income Fund

Hartford Municipal Income Fund

The Hartford Municipal Opportunities Fund

Hartford Municipal Short Duration Fund

The Hartford Quality Bond Fund

Hartford Real Total Return Fund

The Hartford Short Duration Fund

Hartford Small Cap Core Fund

The Hartford Small Company Fund

The Hartford Strategic Income Fund

The Hartford Total Return Bond Fund

The Hartford Unconstrained Bond Fund

The Hartford World Bond Fund

The Hartford Mutual Funds II, Inc.

The Hartford Growth Opportunities Fund

The Hartford Municipal Real Return Fund

The Hartford Small Cap Growth Fund

The Hartford Value Opportunities Fund

Hartford Series Fund, Inc.

Hartford Balanced HLS Fund

Hartford Capital Appreciation HLS Fund

Hartford Disciplined Equity HLS Fund

Hartford Dividend and Growth HLS Fund

Hartford Global Growth HLS Fund

Hartford Healthcare HLS Fund

Hartford High Yield HLS Fund

Hartford International Opportunities HLS Fund

Hartford MidCap HLS Fund

Hartford MidCap Value HLS Fund

Hartford Small Company HLS Fund

Hartford Stock HLS Fund

Hartford Total Return Bond HLS Fund

Hartford Ultrashort Bond HLS Fund

Hartford Value HLS Fund

Hartford HLS Series Fund II, Inc.

Hartford Growth Opportunities HLS Fund

Hartford Small/Mid Cap Equity HLS Fund

Hartford Small Cap Growth HLS Fund

Hartford U.S. Government Securities HLS Fund

HIMCO Variable Insurance Trust

HIMCO VIT American Funds Asset Allocation Fund

HIMCO VIT American Funds Blue Chip Income and Growth Fund

HIMCO VIT American Funds Bond Fund

HIMCO VIT American Funds Global Bond Fund

HIMCO VIT American Funds Global Growth and Income Fund

HIMCO VIT American Funds Global Growth Fund

HIMCO VIT American Funds Global Small Capitalization Fund

HIMCO VIT American Funds Growth Fund

HIMCO VIT American Funds Growth-Income Fund

HIMCO VIT American Funds International Fund

HIMCO VIT American Funds New World Fund

HIMCO VIT Conservative Allocation Fund

HIMCO VIT Emerging Markets Equity Fund

HIMCO VIT Global Core Equity Fund

HIMCO VIT Government Bond Fund

HIMCO VIT High Yield Bond Fund

HIMCO VIT Index Fund

HIMCO VIT International Core Equity Fund

HIMCO VIT International Value Equity Fund

HIMCO VIT Large Cap Core Fund

HIMCO VIT Large Cap Growth Fund

HIMCO VIT Large Cap Value Fund

HIMCO VIT Moderate Allocation Fund

HIMCO VIT Portfolio Diversifier Fund

HIMCO VIT Small & Mid Cap Core Fund

HIMCO VIT Strategic Income Bond Fund

HIMCO VIT Total Return Bond Fund

EXHIBITS

A.                                    Authorizations

B.                                    Verifications

EXHIBIT A

AUTHORIZATION

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Hartford Funds Management Company, LLC (“HFMC”) declares that this Application is signed by Edward P. Macdonald, Executive Vice President and Deputy General Counsel, pursuant to the general authority vested in him as such by the charter documents of HFMC.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Executive Vice President and Deputy General Counsel

Date: March 21, 2016

AUTHORIZATION

THE HARTFORD MUTUAL FUNDS, INC.

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Edward P. Macdonald, in his capacity as Vice President, Secretary and Chief Legal Officer of The Hartford Mutual Funds, Inc. (the “Company”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Company pursuant to his general authority as Vice President, Secretary and Chief Legal Officer of the Company and pursuant to the following resolution adopted by the Board of Directors of the Company on February 4, 2015:

WHEREAS, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Alternative Strategies Fund, Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the “Registrants”) may rely upon an order of exemption pursuant to Section 6(c) of the Investment Company Act, as amended (“1940 Act”) from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and terminate unaffiliated subadvisers and amend sub-advisory agreements on behalf of any series of the Registrants without shareholder approval (the “Existing Order”); and

WHEREAS, Management has recommended that the Registrants file with the U.S. Securities and Commission (“SEC”) an application pursuant to Section 6(c) of the 1940 Act for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, that would supersede the Existing Order (the “Exemptive Application”);

it is hereby

RESOLVED, that the Boards of Directors/Trustees of the Registrants hereby approve the filing of the Exemptive Application on behalf of the Registrants, and any amendments thereto, with the SEC; and it is

FURTHER RESOLVED, that the appropriate officers of the Registrants are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out this resolution.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Vice President, Secretary and Chief Legal Officer

Date: March 21, 2016

AUTHORIZATION

THE HARTFORD MUTUAL FUNDS II, INC.

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Edward P. Macdonald, in his capacity as Vice President, Secretary and Chief Legal Officer of The Hartford Mutual Funds II, Inc. (the “Company”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Company pursuant to his general authority as Vice President, Secretary and Chief Legal Officer of the Company and pursuant to the following resolution adopted by the Board of Directors of the Company on February 4, 2015:

WHEREAS, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Alternative Strategies Fund, Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the “Registrants”) may rely upon an order of exemption pursuant to Section 6(c) of the Investment Company Act, as amended (“1940 Act”) from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and terminate unaffiliated subadvisers and amend sub-advisory agreements on behalf of any series of the Registrants without shareholder approval (the “Existing Order”); and

WHEREAS, Management has recommended that the Registrants file with the U.S. Securities and Commission (“SEC”) an application pursuant to Section 6(c) of the 1940 Act for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, that would supersede the Existing Order (the “Exemptive Application”);

it is hereby

RESOLVED, that the Boards of Directors/Trustees of the Registrants hereby approve the filing of the Exemptive Application on behalf of the Registrants, and any amendments thereto, with the SEC; and it is

FURTHER RESOLVED, that the appropriate officers of the Registrants are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out this resolution.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Vice President, Secretary and Chief Legal Officer

Date: March 21, 2016

AUTHORIZATION

HARTFORD SERIES FUND, INC.

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Edward P. Macdonald, in his capacity as Vice President, Secretary and Chief Legal Officer of Hartford Series Fund, Inc. (the “Company”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Company pursuant to his general authority as Vice President, Secretary and Chief Legal Officer of the Company and pursuant to the following resolution adopted by the Board of Directors of the Company on February 4, 2015:

WHEREAS, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Alternative Strategies Fund, Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the “Registrants”) may rely upon an order of exemption pursuant to Section 6(c) of the Investment Company Act, as amended (“1940 Act”) from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and terminate unaffiliated subadvisers and amend sub-advisory agreements on behalf of any series of the Registrants without shareholder approval (the “Existing Order”); and

WHEREAS, Management has recommended that the Registrants file with the U.S. Securities and Commission (“SEC”) an application pursuant to Section 6(c) of the 1940 Act for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, that would supersede the Existing Order (the “Exemptive Application”);

it is hereby

RESOLVED, that the Boards of Directors/Trustees of the Registrants hereby approve the filing of the Exemptive Application on behalf of the Registrants, and any amendments thereto, with the SEC; and it is

FURTHER RESOLVED, that the appropriate officers of the Registrants are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out this resolution.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Vice President, Secretary and Chief Legal Officer

Date: March 21, 2016

AUTHORIZATION

HARTFORD HLS SERIES FUND II, INC.

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Edward P. Macdonald, in his capacity as Vice President, Secretary and Chief Legal Officer of Hartford HLS Series Fund II, Inc. (the “Company”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Company pursuant to his general authority as Vice President, Secretary and Chief Legal Officer of the Company and pursuant to the following resolution adopted by the Board of Directors of the Company on February 4, 2015:

WHEREAS, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Alternative Strategies Fund, Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the “Registrants”) may rely upon an order of exemption pursuant to Section 6(c) of the Investment Company Act, as amended (“1940 Act”) from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and terminate unaffiliated subadvisers and amend sub-advisory agreements on behalf of any series of the Registrants without shareholder approval (the “Existing Order”); and

WHEREAS, Management has recommended that the Registrants file with the U.S. Securities and Commission (“SEC”) an application pursuant to Section 6(c) of the 1940 Act for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, that would supersede the Existing Order (the “Exemptive Application”);

it is hereby

RESOLVED, that the Boards of Directors/Trustees of the Registrants hereby approve the filing of the Exemptive Application on behalf of the Registrants, and any amendments thereto, with the SEC; and it is

FURTHER RESOLVED, that the appropriate officers of the Registrants are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out this resolution.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Vice President, Secretary and Chief Legal Officer

Date: March 21, 2016

AUTHORIZATION

HARTFORD INVESTMENT MANAGEMENT COMPANY

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Hartford Investment Management Company (“HIMCO”) declares that this Application is signed by Brenda J. Page, Secretary and Chief Legal Officer pursuant to the general authority vested in her as such by the charter documents of HIMCO.

By:	/s/ Brenda J. Page

Name:	Brenda J. Page

Title:	Secretary and Chief Legal Officer

Date: March 21, 2016

AUTHORIZATION

HIMCO VARIABLE INSURANCE TRUST

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Brenda J. Page, in her capacity as Secretary and Chief Legal Officer of HIMCO Variable Insurance Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to her general authority as Secretary and Chief Legal Officer of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on March 4, 2015:

WHEREAS, the Trust may rely upon an order of exemption pursuant to Section 6(c) of the 1940 Act, from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and terminate unaffiliated sub-advisers and amend sub-advisory agreements on behalf of any series of the Trust without shareholder approval (the “Existing Order”); and

WHEREAS, Management has recommended that the Trust file with the SEC an application pursuant to Section 6(c) of the 1940 Act for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, that would supersede the Existing Order (the “Exemptive Application”);

IT IS THEREFORE RESOLVED, that the Board of Trustees of the Trust hereby approves the filing of the Exemptive Application on behalf of the Trust, and any amendments thereto, with the SEC; and

FURTHER RESOLVED, that the appropriate officers of the Trust are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out this resolution.

By:	/s/ Brenda J. Page

Name:	Brenda J. Page

Title:	Secretary and Chief Legal Officer

Date: March 21, 2016

EXHIBIT B

VERIFICATION

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

The undersigned states that he has duly executed this Application for and on behalf of Hartford Funds Management Company, LLC, that he is Executive Vice President and Deputy General Counsel of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Executive Vice President and Deputy General Counsel

VERIFICATION

THE HARTFORD MUTUAL FUNDS, INC.

The undersigned states that he has duly executed this Application for and on behalf of The Hartford Mutual Funds, Inc., that he is Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Vice President, Secretary and Chief Legal Officer

VERIFICATION

THE HARTFORD MUTUAL FUNDS II, INC.

The undersigned states that he has duly executed this Application for and on behalf of The Hartford Mutual Funds II, Inc., that he is Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Vice President, Secretary and Chief Legal Officer

VERIFICATION

HARTFORD SERIES FUND, INC.

The undersigned states that he has duly executed this Application for and on behalf of Hartford Series Fund, Inc., that he is Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Vice President, Secretary and Chief Legal Officer

VERIFICATION

HARTFORD HLS SERIES FUND II, INC.

The undersigned states that he has duly executed this Application for and on behalf of Hartford HLS Series Fund II, Inc., that he is Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Edward P. Macdonald

Name:	Edward P. Macdonald

Title:	Vice President, Secretary and Chief Legal Officer

VERIFICATION

HARTFORD INVESTMENT MANAGEMENT COMPANY

The undersigned states that he has duly executed this Application for and on behalf of Hartford Investment Management Company, that she is Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Brenda J. Page

Name:	Brenda J. Page

Title:	Secretary and Chief Legal Officer

VERIFICATION

HIMCO VARIABLE INSURANCE TRUST

The undersigned states that he has duly executed this Application for and on behalf of HIMCO Variable Insurance Trust, that she is Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, trustees or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Brenda J. Page

Name:	Brenda J. Page

Title:	Secretary and Chief Legal Officer